UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

TRINITY BIOTECH PLC
(Full Name of Registrant)

N/A
(Former Name if Applicable)

IDA Business Park, Southern Cross Road
(Address of Principal Executive Office (Street and Number))
Bray, County Wicklow, A98 H5C8, Ireland
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 20-F for the fiscal year ended December 31, 2024 by the prescribed filing date. As previously reported, the Company’s former CFO stepped down and has been succeeded by the current interim CFO, effective as of April 11, 2025. The Company has required additional time to review and compile certain financial and other information necessary to finalize the Form 20-F while transitioning the CFO role. The Company intends to file its Form 20-F with the SEC as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 20-F on or prior to the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Susan O’Connor	+353	12769800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues of between $60.0 million to $62.0 million and a net loss of between $29.0 million and $31.0 million for the year ended December 31, 2024 compared to revenues of $56.8 million and a net loss of $24.0 million in the year ended December 31, 2023. In 2023, the Company reported a loss from continuing operations of $36.9 million, which was offset in part by a profit on discontinued operations of $12.9 million. In 2024, the Company expects to report a loss from continuing operations of between $28.5 million and $30.5 million, reflecting a reduction in impairment charges, partially offset by restructuring charges incurred in connection with the Company’s previously disclosed transformation plan.

TRINITY BIOTECH PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2025	By	/s/ Susan O’Connor
Susan O’Connor
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).